Free Writing Prospectus Dated April 10, 2014	Filed pursuant to Rule 433 Registration Statement No. 333-181076

Relating to Preliminary Prospectus Supplement dated April 9, 2014

Box Ships Inc.

Box Ships Inc. Prices Public Offering of Common Shares and Warrants

ATHENS, Greece, April 10, 2014 – Box Ships Inc. (NYSE:TEU) (the “Company”) today announced that it has priced its public offering of 5,000,000 units consisting of its common shares and warrants at $2.05 per unit. Each unit consists of one common share and a warrant to purchase 0.40 common shares.

The warrants have an exercise price of $2.65 per share, are exercisable immediately, and will expire on April 10, 2019. In addition, the Company has the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.01 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company’s common shares is at least $5.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to warrant holders.

Neige International Inc., a company controlled by the Company’s Chairman, President and Chief Executive Officer, has agreed to purchase 500,000 units directly from the Company at the public offering price in a concurrent private placement.

The Company has granted the underwriters an option for a period of 45 days from the closing of this offering to purchase up to an additional 651,348 common shares at a price of $2.04 per share and/or up to an additional 651,348 warrants at a price of $0.01 per warrant, to cover over-allotments, if any.

The gross proceeds from the offering before the underwriting discount and other offering expenses are expected to be approximately $10.3 million. The offering is expected to close on April 15, 2014, subject to the satisfaction of customary closing conditions.

The net proceeds of the offering are expected to be used by the Company for general corporate purposes, which may include the repayment of debt and the acquisition of vessels.

Maxim Group LLC is acting as sole book-runner and lead-managing underwriter and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB: NHLD), is acting as a co-manager of the offering.

The offering is being made pursuant to the Company’s existing shelf registration statement previously filed with the Securities and Exchange Commission (“SEC”) and declared effective. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement relating to the offering has been filed with the SEC and is available on the SEC’s website located at www.sec.gov. Alternatively, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3685 or by email to syndicate@maximgrp.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 9.2 years. The Company’s common shares trade on the New York Stock Exchange under the symbol “TEU.”

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those, among others, relating to the Company’s expectations regarding the completion of the proposed public offering. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IF YOU REQUEST THEM BY CONTACTING MAXIM GROUP LLC AT 212-895-3745 OR SYNDICATE@MAXIMGRP.COM.